UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 31, 2022, entitled "Recommendation from Equinor's nomination committee".

Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Michael D. Lewis as new member to Equinor ASA’s board of directors and Anne Drinkwater as deputy chair of the board of Equinor ASA.

Furthermore, the nomination committee recommends a re-election of Jon Erik Reinhardsen as chair and re-election of Anne Drinkwater, Bjørn Tore Godal, Rebekka Glasser Herlofsen, Jonathan Lewis, Finn Bjørn Ruyter and Tove Andersen as shareholder-elected members of the board of directors.

Michael D. Lewis is CEO of E.ON UK plc. He was CEO of E.ON Climate & Renewables GmbH in the period 2015-2017 and between 2007-2015 he was Chief Operating Officer of the same company. In the period 2004-2007 Lewis held the role as Vice President Corporate Strategy in E.ON AG. He has also worked as Equity Analyst, Strategy Analyst and Environmental Specialist and Environmental Scientist in other companies. Lewis has extensive international experience and broad board experience.

Lewis is chair of the board of Energy and Utilities Skills Partnership as well as member of the Natural Environment Research Council and Imperial College Business School, Centre for Climate Finance and Investment.

Lewis holds an MA in Environmental Law from De Montfort University, MSc Pollution and Environmental Control from the University of Manchester and BEng Engineering Technology from Leicester Polytechnic.

The election to Equinor's board of directors takes place in the company's corporate assembly meeting Tuesday 7 June 2022. It is proposed that the election enters into effect from 1 July 2022 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2023.

Contacts:

• Jarle Roth, chair of the nomination committee

• All enquiries to be directed through Equinor Corporate Press Office, Sissel Rinde, +47 412 60 584.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 31, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer